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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER Pursuant to Rule 13a-16
                      or 15d-16 of the Securities Exchange Act of 1933

                           For the month of March 2005

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F      X        Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes                     No      X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)


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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).
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                               SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 BANCOLOMBIA S.A.
                                  (Registrant)

Date: March 18, 2005      By /s/ JAIME ALBERTO VELASQUEZ B.
                             ------------------------------
                             Name: Jaime Alberto Velasquez B.
                             Title: Vice President of Finance
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                            [BANCOLOMBIA LETTERHEAD]


                       BANCOLOMBIA ANNOUNCES ITS INTENTION

                       TO SELL ITS OWNERSHIP IN ALMACENAR

MEDELLIN, COLOMBIA. MARCH 18, 2005

BANCOLOMBIA S.A is interested in selling its stock ownership in ALMACENAR S.A, and for this reason has entrusted COLCORP to structure a possible transaction. The Bank owns a direct participation of 94.33% in the warehouse services company.

Contacts
Jaime A. Velasquez      Mauricio Botero         Fax: (574) 2317208
Financial VP            IR Manager              www.bancolombia.com
Tel.: (574) 5108666     Tel.: (574) 5108866     investorrelations@bancolombia.co